Exhibit 99.2
CATALYST PAPER CORPORATION
PROXY
ANNUAL AND SPECIAL MEETING
APRIL 29, 2009
THIS PROXY IS SOLICITED BY THE MANAGEMENT OF CATALYST PAPER CORPORATION
The undersigned shareholder of Catalyst Paper Corporation (the “Corporation”) hereby appoints Michel Desbiens of Beaconsfield, Quebec or failing him, David Smales of Richmond, British Columbia, or instead of either individual,                                        of                                         , as proxy, with full power of substitution, to attend, vote the shares represented by this Proxy and otherwise act for and on behalf of the undersigned at the Annual and Special Meeting of the shareholders of the Corporation to be held at the Delta Vancouver Airport, 3500 Cessna Drive, Richmond, British Columbia on April 29, 2009 at 2:00 p.m. (local time) (the “Meeting”) and at any adjournments thereof.
The undersigned specifies that with respect to any of the matters listed below, the shares registered in the name of the undersigned shall on a poll or ballot be voted for or against or not voted by said nominee as so specified. If not specified, all matters listed below will be voted FOR.

1.	Election of Directors. The nominees proposed by the management of the Corporation are:

	Thomas S. Chambers	Vote FOR ☐	WITHHOLD Vote ☐
	Gary Collins	Vote FOR ☐	WITHHOLD Vote ☐
	Michel Desbiens	Vote FOR ☐	WITHHOLD Vote ☐
	William F. Dickson	Vote FOR ☐	WITHHOLD Vote ☐
	Benjamin C. Duster, IV	Vote FOR ☐	WITHHOLD Vote ☐
	Richard Garneau	Vote FOR ☐	WITHHOLD Vote ☐
	Denis Jean	Vote FOR ☐	WITHHOLD Vote ☐
	Jeffrey G. Marshall	Vote FOR ☐	WITHHOLD Vote ☐
	Amit B. Wadhwaney	Vote FOR ☐	WITHHOLD Vote ☐

2.	Re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation	Vote FOR ☐	WITHHOLD Vote ☐

3.
Amendment to the Corporation’s Restricted Share Unit Plan to increase the maximum number of common shares of the Corporation that may be reserved for issuance under the Plan from 3,000,000 to 7,000,000 and amend the text of the plan as set forth in the Management Information Circular in respect of the Meeting.
		Vote FOR ☐	Vote AGAINST ☐
With respect to any amendment or variations to the matters listed above or identified in the Notice of Annual and Special Meeting (the “Notice”) and any other matters which may properly come before the Meeting, the undersigned confers discretionary authority on the person voting on behalf of the undersigned to vote in accordance with the best judgment of that person.
To be effective, proxies must be delivered to the Corporation c/o Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, in either case prior to 2:00 p.m. Vancouver time on April 27, 2009. A self-addressed envelope is enclosed.
This Proxy supersedes and revokes any proxy.

DATED the	day of	, 2009.

Signature of Shareholder

NOTES: Your name and address are recorded as shown on the back hereof. If incorrect, please correct.

On any ballot that may be called for, the shares represented by this Proxy in favour of the person(s) designated by management of the Corporation named in this Proxy will be voted or withheld from voting in accordance with the instructions given on the ballot, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.
If no choice is specified in this Proxy with respect to a particular matter identified in the Notice, the person(s) designated by management of the Corporation in this Proxy will vote the shares represented by this Proxy as specified for such matter in the Management Information Circular in respect of the Meeting.
Each shareholder has the right to appoint as proxyholder a person or company (who need not be a shareholder of the Corporation) other than the person(s) or company(ies) designated by management of the Corporation to attend and act on the shareholder’s behalf at the Meeting. Such right may be exercised by inserting the name of the person or company to be appointed in the blank space provided in this Proxy or by completing another form of proxy.
This Proxy or such other form of proxy should be completed, dated and signed, and sent in the enclosed envelope or otherwise to the Corporation c/o Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1.
If this Proxy is not dated in the space provided, it shall be deemed to bear that date on which it was mailed by or on behalf of the Corporation.
This Proxy must be signed by the shareholder or the shareholder’s attorney authorized in writing. If the shareholder is a corporation, this Proxy must be signed by the duly authorized officer, attorney or other authorized signatory of the shareholder. A person signing on behalf of a shareholder must provide, with this Proxy, satisfactory proof of such person’s authority and must indicate the capacity in which such person is signing.

CATALYST PAPER CORPORATION
Dear Shareholder:
As a non-registered shareholder of Catalyst Paper Corporation, you are entitled to receive our interim financial statements, annual financial statements, or both. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.
As long as you remain a non-registered shareholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/InvestorInquiry.
We encourage you to submit your request online at www.cibcmellon.com/FinancialStatements. Our Company Code Number is 1933A.
NOTE: Do not return this card by mail if you have submitted your request online.
REQUEST FOR FINANCIAL STATEMENTS
TO: CIBC Mellon Trust Company
Please add my name to the Supplemental Mailing List for Catalyst Paper Corporation and send me their financial statements as indicated below:

Interim Financial Statements	☐
Annual Financial Statements	☐
(Please Print)

Name

Address

Postal Code/Zip Code

1933A

CATALYST PAPER CORPORATION
Dear Shareholder:
As a registered shareholder of Catalyst Paper Corporation, you are entitled to receive our interim financial statements. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.
As long as you remain a registered shareholder/unitholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/InvestorInquiry.
We encourage you to submit your request online at www.cibcmellon.com/FinancialStatements. Our Company Code Number is 1933.
NOTE: Do not return this card by mail if you have submitted your request online.
REQUEST FOR INTERIM FINANCIAL STATEMENTS
TO: CIBC Mellon Trust Company
Please add my name to the Supplemental Mailing List for Catalyst Paper Corporation and send me their interim financial statements.
(Please Print)

Name

Address

Postal Code/Zip Code

1933

CATALYST PAPER CORPORATION
VOTNG INSTRUCTION FORM
ANNUAL AND SPECIAL MEETING
APRIL 29, 2009
THIS VOTING INSTRUCTION IS SOLICITED BY THE
MANAGEMENT OF CATALYST PAPER CORPORATION
The undersigned shareholder of Catalyst Paper Corporation (the “Corporation”) hereby appoints Michel Desbiens of Beaconsfield, Quebec or failing him, David Smales of Richmond, British Columbia, or instead of either individual,                                        of                                         , with full power of substitution, to attend, vote the shares represented by this voting instruction form and otherwise act for and on behalf of the undersigned at the Annual and Special Meeting of the shareholders of the Corporation to be held at the Delta Vancouver Airport, 3500 Cessna Drive, Richmond, British Columbia on April 29, 2009 at 2:00 p.m. (local time) (the “Meeting”) and at any adjournments thereof.
The undersigned specifies that with respect to any of the matters listed below, the shares registered in the name of the undersigned shall on a poll or ballot be voted for or against or not voted by said nominee as so specified. If not specified, all matters listed below will be voted FOR.

1.	Election of Directors. The nominees proposed by the management of the Corporation are:

	Thomas S. Chambers	Vote FOR ☐	WITHHOLD Vote ☐
	Gary Collins	Vote FOR ☐	WITHHOLD Vote ☐
	Michel Desbiens	Vote FOR ☐	WITHHOLD Vote ☐
	William F. Dickson	Vote FOR ☐	WITHHOLD Vote ☐
	Benjamin C. Duster, IV	Vote FOR ☐	WITHHOLD Vote ☐
	Richard Garneau	Vote FOR ☐	WITHHOLD Vote ☐
	Denis Jean	Vote FOR ☐	WITHHOLD Vote ☐
	Jeffrey G. Marshall	Vote FOR ☐	WITHHOLD Vote ☐
	Amit B. Wadhwaney	Vote FOR ☐	WITHHOLD Vote ☐

2.	Re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation	Vote FOR ☐	WITHHOLD Vote ☐

3.	Amendment to the Corporation’s Restricted Share Unit Plan to increase the maximum number of common shares of the Corporation that may be reserved for issuance under the Plan from 3,000,000 to 7,000,000000 and amend the text of the plan as set forth in the Management Information Circular in respect of the Meeting.	Vote FOR ☐	Vote AGAINST ☐
With respect to any amendment or variations to the matters listed above or identified in the Notice of Annual and Special Meeting (the “Notice”) and any other matters which may properly come before the Meeting, the undersigned confers discretionary authority on the person voting on behalf of the undersigned to vote in accordance with the best judgment of that person.
To be effective, this form must be delivered to the Corporation c/o Proxy Department, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, in either case prior to 2:00 p.m. Vancouver time on April 27, 2009. A self-addressed envelope is enclosed.
This Voting Instruction Form supersedes and revokes any voting instruction form.

DATED the	day of	, 2009.

Signature of Shareholder

Your name and address are recorded as shown on the back hereof. If incorrect, please correct.

This form must be signed by the shareholder or the shareholder’s attorney authorized in writing. If the shareholder is a corporation, this form must be signed by the duly authorized officer, attorney or other authorized signatory of the shareholder. A person signing on behalf of a shareholder must provide, with this form, satisfactory proof of such person’s authority and must indicate the capacity in which such person is signing. If this form is not dated in the space set forth above, it will be deemed to bear the date on which it was mailed by or on behalf of management of the Corporation.
On any ballot that may be called for, the shares represented by this voting instruction form in favour of the person(s) designated by management of the Corporation named in this form will be voted or withheld from voting in accordance with the instructions given on the ballot, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.
If no choice is specified in this voting instruction form with respect to a particular matter identified in the Notice, the person(s) designated by management of the Corporation in this form will vote the shares represented by this form as specified for such matter in the Management Information Circular in respect of the Meeting.